

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 9, 2006

Mr. Charles M. Stivers
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

> **Re:** **Miller Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2005**
> **Filed August 30, 2005**
> **File No. 033-02249-FW**

Dear Mr. Stivers:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne